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                                                                    EXHIBIT 99.2
                                                           [English Translation]
                                                                October 21, 2003
                                                            Corporate Disclosure

            Resignation of Outside Director/Member of Audit Committee


Background of Director         Name                                     Sun Woo Kim
                                Age                                          62
                             Education                         MBA, Dankuk University, Korea
                           Current post                Standing Director, Okedongmu Children in Korea
                            Experience                      Director, Korean Broadcasting System
Term                                                                      3 years
Ground for resignation                                                Personal reason
Date of shareholders' resolution                                      October 21, 2003

Others                                       - The resignation hereof is conditional upon a successful closing
                                               (expected on October 31, 2003) of the investment pursuant to the Investment
                                               Agrement signed between Hanaro Telecom and the Investors on September 9, 2003.



            Resignation of Outside Director/Member of Audit Committee


Background of Director         Name                                    Yong Hwan Kim
                                Age                                          60
                             Education               MA in International Trade Law, New York University
                           Current post                       Laywer, Kim Yong Hwan Law Office
                            Experience                  Regional Head of Daejeon Prosecutors' Office
Term                                                                      3 years
Ground for resignation                                                Personal reason
Date of shareholders' resolution                                      October 21, 2003

Others                                       - The resignation hereof is conditional upon a successful closing
                                               (expected on October 31, 2003) of the investment pursuant to the Investment
                                               Agrement signed between Hanaro Telecom and the Investors on September 9, 2003.


            Resignation of Outside Director/Member of Audit Committee



Background of Director         Name                                    Sung Kyu Park
                                Age                                          63
                             Education                   Ph.D., Electric Engineering, Texas Austin
                           Current post                    Member, Telecommunications Association
                            Experience                President, Morocco Regional Office, Daewoo Group
Term                                                                      3 years
Ground for resignation                                                Personal reason
Date of shareholders' resolution                                      October 21, 2003

Others                                       - The resignation hereof is conditional upon a successful closing
                                               (expected on October 31, 2003) of the investment pursuant to the Investment
                                               Agrement signed between Hanaro Telecom and the Investors on September 9, 2003.

            Resignation of Outside Director/Member of Audit Committee


Background of Director         Name                                    Woong Hae Lee
                                Age                                          61
                             Education                  MA, International Studies, Korea University
                           Current post                   Vice President, KPMG San Tong Co., Ltd.
                            Experience                    Vice President, KPMG San Tong Co., Ltd.
Term                                                                      3 years
Ground for resignation                                                Personal reason
Date of shareholders' resolution                                      October 21, 2003

Others                                        - The resignation hereof is conditional upon a successful closing
                                                (expected on October 31, 2003) of the investment pursuant to the Investment
                                                Agrement signed between Hanaro Telecom and the Investors on September 9, 2003.

                         Resignation of Outside Director



Background of Director         Name                                     Hang Ku Park
                                Age                                          57
                             Education                 Ph.D., Computer Engineering, Korea University
                           Current post                           Chairman, Hyundai Syscom
                            Experience             Vice President, Telecom Division, Hyundai Electronics
Term                                                                      3 years
Ground for resignation                                                Personal reason
Date of shareholders' resolution                                      October 21, 2003

Others                                        - The resignation hereof is conditional upon a successful closing
                                                (expected on October 31, 2003) of the investment pursuant to the Investment
                                                Agrement signed between Hanaro Telecom and the Investors on September 9, 2003.

                         Resignation of Outside Director



Background of Director         Name                                     Sa Hyun Suh
                                Age                                          58
                             Education        Advanced Business Management Program, Seoul National University
                           Current post          Director, Korea Information Technology Research Institute
                            Experience                     President & CEO, Powercomm Corporation
Term                                                                      3 years
Ground for resignation                                                Personal reason
Date of shareholders' resolution                                      October 21, 2003

Others                                        - The resignation hereof is conditional upon a successful closing
                                                (expected on October 31, 2003) of the investment pursuant to the Investment
                                                Agrement signed between Hanaro Telecom and the Investors on September 9, 2003.
